Exhibit 99.2

SPECIMEN 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. ET on July 8, 2026. CONTROL SPECIMEN 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com ATTEND THE MEETING If you would like to attend the Extraordinary General Meeting, please attend the Meeting to be held at 9:00- a.m. on July 9, 2026 (Eastern time and date) Room 1501, 15/F Pacific Trade Centre, 2 Kai Hing Road, Kowloon Bay, Kowloon, Hong Kong, or attend Virtually by registering at the following URL: https://meeting.vstocktransfer.com/KANDALMVENTUREJULY26 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting - Kandal M Venture Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE LISTED PROPOSAL. 1. To approve a sixteen to one share consolidation on such effective date to be determined by the board of directors of the Company which shall be within three months of the date of passing the ordinary resolution as set out in the EGM Notice. FOR AGAINST ABSTAIN Note: To transact such other business as may properly come before the Meeting or any adjournment thereof. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999

KANDAL M VENTURE LIMITED Extraordinary General Meeting of Stockholders July 9, 2026 The Meeting Materials for the Extraordinary General Meeting are available online at: https://ts.vstocktransfer.com/irhlogin/I-KANDALMVENTURELIMITED To Register for the Virtual Extraordinary General Meeting, Please Visit: https://meeting.vstocktransfer.com/KANDALMVENTUREJULY26 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS undersigned hereby The appoints Duncan Miao as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Kandal M Venture Limited which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Kandal M Venture Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)